OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Smoke Cartel, Inc.

1313 Rogers St
Savannah, GA 31415

https://www.smokecartel.com/



6666 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 713,330* shares of common stock ($1,069,995.00)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 6,666 shares of common stock ($9,999)

Company	Smoke Cartel, Inc.
Corporate Address	1313 Rogers St Savannah, GA 31415
Description of Business	Online retailer and wholesaler in the smoking accessories industry
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$100.50

The 10% Bonus for StartEngine Shareholders

Smoke Cartel, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of business

Overview

We were formed on August 15, 2014. From inception, we were engaged in the business of investment activities of spot gold and silver trading. On July 14, 2017, we entered into a Membership Interest Purchase Agreement (the "Purchase Agreement") with Thread Cartel LLC., a privately held limited liability company incorporated under the laws of Georgia ("Smoke Cartel"), and the members of Smoke Cartel. As a result of the transaction (the "Exchange"), Smoke Cartel became our wholly-owned subsidiary. In accordance with the terms of the Purchase Agreement, at the closing an aggregate of 18,999,601 shares of our common stock were issued to the holders of Smoke Cartel in exchange for their membership interests of Smoke Cartel. The two shareholders of Smoke Cartel consisted of Sean Geng and Darby Cox, our officers and directors.

Also on July 14, 2017, we entered into an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations (the "Conveyance Agreement") with a company controlled by our prior officer and director, Wanjun Xie. Pursuant to the Conveyance Agreement, we transferred all assets and business operations associated with spot gold and silver trading to Mr. Xie's company. In exchange, Mr. Xie agreed to cancel 323,300 shares in our company and to assume and cancel all liabilities relating to our former business. As a result of the Purchase Agreement and Conveyance Agreement, we were no longer pursuing our former business plan.

On November 6, 2017, we entered into a Membership Interest Purchase Agreement (the "Early Bird Purchase Agreement") with Early Bird Distribution, LLC, a privately held limited liability company incorporated under the laws of California ("Early Bird"), and the members of Early Bird. As a result of the transaction, Early Bird became a wholly-owned subsidiary of our Company.

In accordance with the terms of the Purchase Agreement:

1) we agreed to pay the minority member of Early Bird $60,000, payable with an initial deposit of $10,000 within 5 days of execution and the balance due at closing;

2) we agreed to issue to the majority member of Early Bird, Robert Ingram, 50,000 shares of our common stock; and

3) we agreed to purchase the existing inventory of Early Bird, payable to the majority

member, at original cost within one year from closing.

Further under the Purchase Agreement, we agreed to enter into an employment agreement with Robert Ingram to serve as Director of Product Development. The agreement grants Mr. Ingram an annual base salary of $72,000, cash and equity bonuses upon the achievement of milestones, health and benefits and severance for termination without cause. In connection with the Purchase Agreement, Mr. Ingram agreed to certain restrictive covenants including certain non-compete and non-solicitation provisions under a business protection agreement that he signed with us.

As a result of the Purchase Agreement, the Conveyance Agreement and the Early Bird Purchase Agreement, and under the direction of our newly appointed officers and directors, we are now an online retailer in the smoking accessories business.

We provide smoking accessories and glass pipes as an online retailer and wholesale distributor. We operate in different verticals within the online headshop industry, consisting of, but not limited to, sales of consumer products through online retail, sales of wholesale products to other retailers, design and manufacturing of branded products, and shipping and fulfillment services. We believe we are a household name in the headshop and glass industry and our products can be found in retail stores across the U.S. and internationally. We operate our online retail division through SmokeCartel.com and our wholesale division through Glassheads Distribution.

We believe that we have led the industry standard in all aspects of operations including product design and development, fast and reliable shipping, excellent customer service, and organic online traffic rankings. We also own branded product lines to target different markets including Sesh Supply, Kraken Grinders, U.P.C, China Glass, Cinderwitch Torches, Errlybird, HeadyPet, and BudderBlocks.

Our principal office is located at 1313 Rogers St. Savannah, GA 31415. Our corporate website address is *www.smokecartel.com.* Information contained on, or accessible through, our website is not a part of, and is not incorporated by reference into, this Offering Memorandum.

Our Industry

As part of the online headshop and glass wholesale industry, we are not directly affected by regulations in the cannabis industry, but we do benefit from the expansion of the legal cannabis market. Recreational marijuana is currently legalized in 8 states and 29 states have legalized marijuana for medical purposes (Marijuana Business Daily).

Our business benefits as legal marijuana continues to expand across the United States and we believe the demand for cannabis accessories is increasing.

In addition, our business is primarily done through online commerce, which is increasing nationally. Consumers are shifting towards e-commerce sales, and we actively work to pursue this growing consumer base.

Although we do not deal with cannabis itself, our products are associated with the plant, which means that we face many of the same challenges that cannabis companies face, such as federal regulation, banking restrictions, lack of advertising platforms, and negative stereotypes of the business. We have dealt with these regulations and challenges since our inception and have been resourceful and persistent in finding legal means to operate our business and reach our consumer base.

The cannabis accessory industry is legal, but is a relatively new industry which presents its own challenges, like a lack of a standardized system that other retail industries have. We were creative in dealing with these challenges and developed our own SKU system for inventory management. Company management has expertise in technology and web development, which allowed us to develop proprietary software that directly integrates into popular ecommerce platforms like Shopify. We also have the unique ability to ship fragile glass products efficiently and effectively. We believe our advanced shipping knowledge and experience along with our software gives us a unique skill set that other distribution companies lack. We believe our resourcefulness with technological solutions has allowed us to provide unparalleled fulfillment and shipping services despite industry challenges.

With increasing state legalization of cannabis, the industry is receiving more public attention than ever, but it is still in an infantile state. We believe that nationwide legalization is imminent and there will be a rise in new cannabis businesses who will be dealing with these challenges and uncertainty of operating in a new industry. We have the advantage of industry knowledge and experience and we believe we will be one of the only cannabis accessories retailers equipped to handle the increased demand across the country.

Market Opportunity Analysis

We see market opportunity in the head shop and smoking accessories industry, ecommerce industry, and the cannabis industry. With expansion of the legal cannabis market, we believe there will be an increase in demand for cannabis accessories and we have expertise in developing products to quickly bring to market. We have vertically integrated our operations in order to easily bring new products to both online retail and wholesale markets. We believe there is a substantial opportunity to gain significant market share and to solidify our standing as the leading company of consumer cannabis accessories.

We also see the potential to expand into new markets through acquisitions like Early Bird, which allowed us to enter the pet industry with its HeadyPet product line. We have identified several overlapping and growing markets like the pet industry that are easy to integrate into our online store and wholesale division. Our advanced technology and warehousing system is equipped to quickly receive and sell new products. We believe this strategy allows us to sell products not associated with the cannabis industry and not restricted by advertising platforms or other industry regulations.

Ecommerce: Online Retail and Wholesale Industry

Our business is conducted primarily through online commerce, which is increasing nationally and globally. Consumers are shifting toward e-commerce sales, and we actively work to pursue this growing consumer base. The National Retail Federation (NRF) expects that online retail will grow 8-12%, up to three times higher than the growth rate of the wider retail industry.

In worldwide ecommerce sales, data from Statista anticipates a 246.15% increase in worldwide ecommerce sales, from $1.3 trillion in 2014 to $4.5 trillion in 2021. We believe the global market is shifting toward ecommerce because it offers wide product selection to consumers all over the country and the world.

We believe ecommerce is an easier and more efficient process for most buyers, and this includes the cannabis accessories market.

Statista's data also shows that the B2B wholesale ecommerce market is worth 234.78% more than the B2C ecommerce sales. Their data shows that by the close of 2017, B2C ecommerce sales will hit $2.3 trillion worldwide while B2B ecommerce will reach $7.7 trillion. We believe that our expansion into wholesale B2B online sales adds significant value as the online wholesale market is growing at much faster rate than online retail.

Cannabis Industry

As part of the online head shop and glass wholesale industry, we are not directly affected by regulations in the cannabis industry, but it does benefit from the expansion of the legal cannabis market. Recreational marijuana is currently legalized in 8 states and medical marijuana is legalized in 29 states. The Federal Government ended alcohol prohibition after 10 states had decided to pass their own legalization laws, the country is now just 2 states away from that number with cannabis. We believe the cannabis industry and all of its ancillaries will continue to grow with legalization. The industry is still in its infancy, and any company with the right experience, the right people, in the right place, at the right time, and that also has a head start, is poised for accelerated rise and control of a large part of market share.

According to Arcview Market Research, North American consumers spent $6.7 billion on legal cannabis products, which is up 34% from 2015. Arcview estimates that by 2021, the legal cannabis market will be worth $22.6 billion. The research report also notes that very few consumer industries earn $5 billion in annual revenue with 25% compound annual growth the following five years. Arcview estimates that this high growth rate will continue past 2021 as states will still be passing legalization laws and federal legalization is also expected in that time period.

We believe the cannabis industry will also have increasing economic impact in the next few years through jobs, taxes, and the opportunity to start new businesses. Leafly reports that legal marijuana currently supports 149,304 jobs in the United States, which is a 22% increase in jobs from last year. Marijuana Business Daily predicts that the economic impact of the U.S cannabis industry will be between $47.6 and $68.4 billion by 2020. The economic impact of cannabis in 2016 was only $16-$18 billion, which shows huge potential for the impact the cannabis market will have on the U.S. economy.

Public sentiment of the marijuana market is changing; Arcview's polls show that 80% of Americans approve of legal access to medical cannabis and 60% approve of full adult use legalization.

Marijuana Legalization Status by State: New Potential Markets

As legalization initiatives and public support grows across the country, there is great potential in new markets that have not legalized recreational or medical marijuana. The market has seen tremendous growth from states with legalization, in both recreational and medical, and these markets are expected to continue this high growth rate.

In the 2016 election, three new states legalized medical marijuana: Arkansas, Florida, and North Dakota. Four states that already had medical marijuana laws legalized recreational: California, Maine, Massachusetts and Nevada. Marijuana Business Daily estimates that these new markets could create $7 billion to $8 billion in additional retail revenue. They also note that almost 60% of the U.S population now lives in a state where marijuana has been legalized. By opening up these new markets, 2016 marked an important shift in the cannabis industry.

Products and Services

Retail Division

We operate an ecommerce store through SmokeCartel.com that sells glass pipes, vaporizers, bongs and other smoking and cannabis accessories. The retail division has about 90,000 customers in 44 countries and continues to grow its consumer base. Our website operates through Shopify, a popular ecommerce platform that easily works with our internal tracking software and helps us identify key data and customer behaviors.

Wholesale Division

In January 2016, we acquired UPC Distribution which was rebranded as Glassheads Distribution and became the wholesale division of Smoke Cartel. The acquisition allowed us to expand into the wholesale market to sell to other retailers across the United States and internationally. Glassheads has about 3,000 retail customers and plans to grow that consumer base through marketing and sales initiatives as well as continued innovation in product design.

Glassheads Distribution, formerly UPC Distribution, has nearly 20 years of experience in the wholesale and manufacturing industry, giving us, we believe, an advantage in its expansion to the wholesale market. The mission of Glassheads is to innovate and provide quality products at affordable prices, while maintaining unsurpassed customer service. Glassheads focuses on training and maintaining a knowledgeable and experienced sales staff. Through expert knowledge, of not just our products and services, but those of our competitors, Glassheads' sales staff is able to guide and provide honest information for customers.

Products: Design and Development

We design and manufacture products for the online retail store and for our wholesale division. These products include glass water pipes, bongs, vaporizers, and other tobacco or cannabis accessories. We also have created, branded, and trademarked product lines to sell as both retail and wholesale products to target different markets including Sesh Supply, Kraken Grinders, U.P.C, China Glass, and Cinderwitch Torches. We have covered a wide niche of glassware, and plan to focus on non-glass products and accessories in the future to expand product selection and to reach new markets.

Sesh Supply is a branded and trademarked name and is a line of glass water pipes known for their unique design and spinning propeller percs. Each Sesh Supply piece is named from a creature or character from Greek mythology and follows a bold and colorful theme, which is all part of a marketing strategy for a younger generation of smokers. Made with high-quality materials, Sesh Supply is all about setting new standards for affordable glass pieces.

China Glass is a branded and trademarked name and is a line of glass that comes from a team of carefully selected master glass artists from the Hebei province of Northern China. There is often a certain stigma in the industry about glass made overseas, but these master glassblowers have combined over 100 years of glassblowing experience and have produced excellent functional glass art with a nod to their history and culture. China Glass is marketed for the sophisticated smoker and people who like to smoke while doing yoga, meditating, or relaxing.

Kraken Grinders is also a Smoke Cartel branded and trademarked name and it is a line of grinders made from high-quality stainless steel and aluminum alloys. Grinders are used for grinding tobacco and herbs, and the Kraken grinder features unique designs like stash windows, easy clear buttons, pollen screens, and more.

Cinderwitch Torches is the newest branded and trademarked brand for Smoke Cartel. Products include premium ignition devices like butane and electronic torches. Cinderwitch has unique products that are unlike most conventional torches, both in style and function.

We acquired the UPC brand in our acquisition of UPC Distribution. The wholesale division was rebranded as Glassheads, however, UPC is still a brand name we use for a line of water pipes and dab rigs. UPC pieces are dedicated to the classic and timeless design known to scientific glass, and their iconic logo, which is also trademarked, gives each piece its own unique twist. UPC is marketed for simple, traditional smokers.

We currently manufacture a small portion of our products in our warehouse facility located in Savannah, Georgia. We also source from third party vendors but plan on reducing the number of third party vendors and will increase in-house manufacturing to reduce overhead costs. We plan to go from 160 vendors to 100 vendors, as we are seeing a greater response to in-house brands as well as significantly better margins on those products. Our target is for 85-90% of all retail and wholesale revenue to be from our own brands and products, and we also plan to rely less and less on third party vendors as we pivot to become the industry powerhouse in product design.

Distribution/Dropshipping

Smoke Cartel provides warehousing and fulfillment for industry competitors and takes a percentage of their sales as part of its dropshipping service. We believe the Company is a respected name in the industry and has well-known warehousing and shipping services that other companies trust. Smoke Cartel is one of the few companies in the industry who offer dropshipping services which has allowed us to dominate over competitors.

Dropshipping services provided the opportunity for other online retailers to take advantage of Smoke Cartel's advanced fulfillment and high-capital, technology-driven processes. By outsourcing fulfillment, these clients—competitors—develop a synergistic partnership with Smoke Cartel.

The dropshipping program also benefits these clients by increasing their product selection by over 1000 SKUs and by giving them live access to Smoke Cartel's vast inventory tracking system while having a dedicated liaison to manage the orders that they submit. These clients are other online glass retailers, which allows Smoke Cartel products to reach an even greater amount of digital consumers.

Marketing Plan

Positioning and Goal

Because of our association with the cannabis industry, we are restricted from traditional advertising networks like Google and Facebook[SD1] , however, like in other aspects of the business, we have been resourceful in finding legal and effective marketing strategies. We allocate our marketing spending toward social networks, use precise retargeting strategy, work with industry influencers, sponsor cannabis related events, and execute paid web advertisements on sites that allow cannabis or tobacco related content. As we continue to grow, we plan to continue to increase brand awareness through these same strategies and through new marketing initiatives.

Marketing Tactics

Since our inception, we have always focused on building a brand and on our artistic vision for products and marketing initiatives. This includes implementing professional photography and graphic design in every marketing and advertising material, online or printed, with the intent to create a globally recognized brand.

We use a combination of online and offline initiatives for sales and marketing of products and services of the ecommerce and wholesale businesses. We believe that we have built strong relationships with important industry figures and advertisers which helps perpetuate the brand of Smoke Cartel. We also utilize an in-house sales department specifically for wholesale customers to build solid relationships with wholesale customers.

Social Media Marketing

 We have built a large social media following on our own company accounts and on separate brand accounts for our different product lines. This combined with the use of social media influencers gives us a strong presence on social media networks. We use Instagram, Tumblr, Facebook, and Twitter to target our consumer base, with emphasis on Instagram as it is the best network to target the customer demographic and to build and maintain branding for our company and each of our branded product lines[SD2] .

We put the same content on each social platform in order to keep the brand consistent, but the audience engages with each platform differently. This allows the brand to reach all different types of consumers and different audiences. Our Instagram presence is the most pronounced, averaging about 1,000 new followers per week, and this page sees the most engagement as it is an extremely visual platform. We utilize platforms like Twitter and Facebook more for customer service and communicating with customers.

Social media has been a central marketing tactic for Smoke Cartel as it is the best and most efficient way to reach our consumer base. Social media allows consumers to understand and identify with our brand with any post. We focus on creating beautiful images that consumers can relate to, while also maintaining a good stream of engagement with our audience. This strategy includes different themes for different brands, in order to relate to the different types of consumers, and to inspire them about the potential of each product and brand. We also can use social media to directly engage with our target audience by creating conversations on our different social platforms.

Email marketing

 We implement an email marketing strategy using an email marketing platform to reach our ever growing list of customers. Email marketing sales made up 13% of total revenue in the past year and 16% of total revenue in the last 90 days. We track orders, revenue, and other analytics from emails that we can use to increase sales and to improve the overall marketing strategy. We plan both "flow" emails and regular email campaigns. Flows are emails that are sent automatically based on customer behavior like cart abandonment, signing up for a list, repeat customers, or the purchase of a product that can be linked with another product based on consumer trends. Email campaigns are one time emails based around holidays, sales events, or new products and services and are sent to different lists of people, either the master list of email subscribers, or to a customized list based on customer behavior.

SEO

We integrate SEO, or search engine optimization, into all of our marketing and advertising strategies. SEO is important to gain customers organically and it is done through accumulating inbound links, listings on other sites, and establishing a social media presence in order to achieve a higher organic Google, Bing, and Yahoo search ranking for terms related to each part of the business.

Online Advertising

We also run standard PPC (pay-per-click) display ads on cannabis related websites and other relevant sites that feature retargeting of previous Smoke Cartel website visitors. We have found this to be the most efficient advertising method to target potential customers as they have already visited the Smoke Cartel.

Public Relations

We have already received editorial coverage in several well-known publications, and plan to implement a public relations strategy in the future to secure additional coverage as the company grows. We have a relationship with several media outlets in the industry and general news sources. We plan to continue to reach out to relevant media outlets to expand brand awareness, acquire new customers, and improve SEO. Public relations efforts will include developing new ideas and pitches that will provide new angles about us for continual media coverage.

Offline Initiatives

We have mainly focused on online marketing initiatives, but plan on launching a full offline marketing package including physical mailers, catalogs, magazines, brochures, and attending many more trade shows and events.

Events

We currently attend and sponsor events such as glass industry trade shows, cannabis related events, and music festivals. These events provide an opportunity for us to sell products, make connections in the industry, reach our consumer base directly, and improve brand recognition. We plan to increase the number of events we attend and sponsor and we also plan to expand to international trade show events.

Competition

All of our planned wholesale and online retail distribution channels will compete for customers and sales with different companies and products that are competitive today and likely to be even more competitive in the future. Our size relative to our competition is difficult to gauge as most of our competition is privately held and does not publicly report their earnings. Public companies that are most similar and competitive to Smoke Cartel are Namaste Technologies and Kush Bottles, Inc.

Namaste Technologies is traded on the OTC Markets under the symbol NXTFF and is based in Canada. Unlike Smoke Cartel, Namaste Technologies' business is focused specifically on vaporizers and not glassware and other cannabis accessories. They also currently do not have significant market share in the United States like Smoke Cartel.

Kush Bottles is traded on the OTC Markets under the symbol KSHB. Kush Bottles sells packaging products for the cannabis industry, but they do not focus on glassware or have the same manufacturing capacity as Smoke Cartel. Kush Bottles also has significantly less web traffic than Smoke Cartel.

According to Amazon Alexa website traffic rankings as of September 2017, Smoke Cartel is ranked at 13,632 for the most popular website in the United States while Kush Bottles is ranked at 117,383.

Intellectual Property

Although we have not yet done so, we are in the process of trademarking the following product names: Sesh Supply, Kraken, UPC, Smoke Cartel, Cinderwitch, and Glassheads. We have trademarked the logo for UPC and are in the process of trademarking the logo for Smoke Cartel. We also acquired the registered trademarks for Errlybird logo, Errlybird wordmark, Budder Blocks logo, Budder Blocks wordmark, Heady Pet logo, Heady pet wordmark, and Breaking Slabs artwork in the acquisition of Early Bird Distribution.

Regulations

We must comply with federal and state regulations for tobacco products. Tobacco products can only be sold and shipped to customers over the age of 18 or 21 in some states. We are not regulated by federal or state cannabis laws.

Employees

As of the date hereof, the Company has 33 full time employees and 4 part time employees.

Liabilities and litigation

During the past 10 years, the officers, directors, and control persons of the company have NO disciplinary history whatsoever, and have never had a criminal conviction, entry of a judgment or decree by a court of any jurisdiction that limited his involvement with any type of business, securities, commodities, or banking activities. Further more they have never had a finding or judgment against them or any order by self-regulatory organizations of any kind.

Smoke Cartel has a Bank Loan with a balance of $12,775 and a Bank Loan with a balance of $64,862.88 (as of 8/6/18).
Smoke Cartel borrowed $500,000 from Credit Cash NJ LLC in May 2018. The fee for that advance is $159,600. If the Company repays the amount before the collection date, Credit Cash will refund 50% of the fee. The collection date is June 1, 2020.

The team

Officers and directors

Sean Geng	Executive Chairman (Director) and COO
Darby Cox	CEO and Chairman (Director)

Sean Geng

Sean Geng is the Executive Chairman, Chief Operating Officer and director of Smoke Cartel. Mr. Geng co-founded Smoke Cartel in January 2013 and has acted as CEO for the past four years. In January 2013, Mr. Geng also founded and owned Kryptotrader, a cryptocurrency denominated securities trading and tracking platform. He sold the company after acting as CEO and CTO for one year. From May 2013 to September 2013, Mr. Geng worked as a Developer at Powered Analytics, a predictive analytics company in Pittsburgh that was acquired by Target Corporation. From January 2011 to January 2013, Mr. Geng served as Creative Director of Pixelmess, a full service design studio. He also studied Advertising at the Savannah College of Art and Design. Besides his managing position in Smoke Cartel. Mr. Geng is also a member of 13 Bricks Clothing's advisory board (part-time).

Darby Cox

Darby Cox is the Chief Executive Officer, Chairman and director of Smoke Cartel. Ms. Cox co-founded Smoke Cartel in January 2013 and has acted as Operations Manager for the past four years. Ms. Cox also leads the local Reform Georgia chapter, a group of activists organizing and working for the reform of local drug laws in the City of Savannah. Ms. Cox also previously founded the terrarium company SproutSouth in January 2014 and ran the company for a year (and no longer holds this position). Prior to this, Ms. Cox attended Savannah College of Art and Design and studied Service Design.

Number of Employees: 37

Related party transactions

In August 2016, the Company borrowed $150,000 from a related party Xue Jun as evidenced by a promissory note. On August 14, 2017, the Company issued 150,000 shares of its common stock, valued at $1.00 per share, to Xue Jun in full payment and satisfaction of the promissory note.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our design and other intellectual property could be unenforceable or ineffective.** One of the Smoke Cartel's most valuable assets is its customer base and wide variety of uniquely designed products. The Company intends to continue to come up with popular designs and build its intellectual property portfolio as we discover new technologies, but it is possible that our products lose popularity.
- **New entrants and existing competitors might take the majority of the market. As**

the legal cannabis industry grows, the competition would become increasingly intense. New entrants or existing competitors might take our place and become the industry leader in cannabis accessories.

- **Even if the maximum in this offering is sought, we may need to raise extensive funds in order to be able to further expand.** We estimate that we will require at least $250,000 to purchase new equipment for expansion. We believe that we will be able to finance the gap between the maximum amount of $1 million and the actual amount of funds we raise. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Any valuation at this stage is a speculation.** Although Smoke Cartel's valuation is supported by its market price. No one is saying the company is certainly worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security.
- **Our financial projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that Smoke Cartel, Inc. and you will only make money.
- **Risk of economic downturn.** An economic downturn would lead to a decrease in disposable income, which might have a adverse impact on the revenue of Smoke Cartel.
- **Financial instruments are subject the company to concentrations of credit risk.** Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of FDIC insurance limits.
- **Risk of unfavorable regulations.** Recreational marijuana is currently legalized in 8 states and 29 states have legalized marijuana for medical purposes. Our business benefits as legal marijuana continues to expand across the United States and the demand for cannabis accessories is increasing. As part of the online headshop and glass wholesale industry, we are not directly affected by regulations in the cannabis industry, but unfavorable regulations would adversely affect the expansion of the legal cannabis market.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Sean Geng, 46.0% ownership, Common Stock
- Darby Cox, 38.0% ownership, Common Stock

Classes of securities

- Common stock: 20,350,006

  Total common shares authorized: 380,000,000

  Total common shares outstanding: 20,350,006 shares of Common Stock as of

March 1, 2018

Par or Stated Value: $0.0001

Voting Rights *(of this security)*

The holders of Smoke Cartel's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders..

Dividend Rights

The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock of Smoke Cartel, you will have limited ability, if all, to influence our policies or any other corporate matter, including changes to the Company's governance documents, the election of directors, company repurchases of securities, additional issuances of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Since its inception, Smoke Cartel has led the industry standard in the online headshop space by dominating in product innovation, consumer education, and organic online traffic rankings. The Company has created multiple branded product lines to target different markets including Kraken Grinders, Sesh Supply, and China Glass. Smoke Cartel consistently wins over consumers and other retailers through growing product lines, fast and reliable shipping, and excellent customer service. The Company has over 125,000 retail customers in over 50 countries and has over 1,000 wholesale customers.

Revenue

2013: Smoke Cartel is founded with $600.

2014: YEAR 1: $560,000 in Revenue

2015: YEAR 2: $2,600,000 in Revenue

2016: YEAR 3: $4,735,441 in Revenue

2016: Acquisition of UPC Distribution

2017: Acquisition of Early Bird Distribution

2017: YEAR 4: $5,895,040 in Revenue

For the year ended December 31, 2017, we have generated $5,895,040 in revenues, as compared with revenues of $4,735,441 for the year ended December 31, 2016.

Cost of sales were $2,292,628 for the year ended December 31, 2017, as compared with cost of sales of $1,803,181 for the year ended December 31, 2016.

Operating expenses for the year ended December 31, 2017 were $3,561,374, as compared with operating expenses of $2,534,046 for the year ended December 31, 2016

Net loss for the year ended December 31, 2017 was $59,522, compared with net income of $402,047 for the year ended December 31, 2016.

As of December 31, 2017, total current assets were $1,587,973 and total assets in the amount of $1,732,304. Total current liabilities as of December 31, 2017 were $566,511. Working capital was $1,021,462 as of December 31, 2017.

Smoke Cartel had a loss of $59,522.00 at the end of 2017. This was due to an acquisition in the fourth quarter that will not result in profit until 2018 as well as increasing professional fees associated with becoming a public company. In the first quarter of 2018, Smoke Cartel had a loss of $316,474. This loss can be explained by one time expenses of the Company's warehouse move and professional fees of being a public company in preparation for growth. Professional fees included expenses from auditors, lawyers, the Company's transfer agent, investor relations services, CFO services, OTC Market fees, as well as increased staff to prepare for the continued growth and rapid change the company anticipates in the coming years.

In preparing for future growth Smoke Cartel suffered a loss, but investors should not expect this to be indicative of cash flow in the future. The Company's goal for 2018 is to position itself for growth and expansion in the coming years. We expect similar cash flow and growth rates of previous years, not of 2018, as we believe that 2018 is unique in that it has been a year of preparation for future growth as a public company.

Financial Milestones

Thread Cartel LLC [referred to throughout as Smoke Cartel] was formed in 2013 with a $600 investment from the two founders, with the goal of being the primary stop for cannabis smoking accessories. The first year of operations, Smoke Cartel focused on developing relationships with suppliers and navigating the growing space of the young cannabis industry. Smoke Cartel ended its first year of operations, in 2014, with a revenue of $560,000. The first full year of operations and its second year, the company experienced tremendous reception in such a new space. This same year, the Company made its first visit to China to build manufacturer relationships with key suppliers, and also began developing a proprietary tech business operating system that would eventually become the backbone of the company, ending the year with a revenue of $2,600,000. This continued growth is expected for the company in such a new industry, with plenty of industry innovation yet to come and many states and locations yet to allow legal cannabis sales and regulations. In 2014 and 2015, Smoke Cartel focused on learning the industry, researching products to develop, and focused on building the relationships to continue its growth.

In January 2016, the Company acquired UPC Distribution, which added a wholesale division to the company, allowing the company to expand from retail sales into B2B sales as well. UPC Distribution had operated in the industry for nearly a decade, and had long standing relationships with suppliers as well as buyers. Due to the acquisition of the wholesale company, Smoke Cartel was able to increase margins on key products as well as identify consistent suppliers and buyers. The Company rebranded as Glassheads Wholesale, and now caters to over 5,000 retail & brick and mortar shops around the world. This also allowed the company to develop technological solutions to problems B2B sellers in the ancillary cannabis industry faced, such as whitelabeling inventory or handling the components of work in progress inventory and the proper accounting required to do so. While in the short term, the company experienced slower growth while integrating the new wholesale company, Smoke Cartel nevertheless ended the year with $4,735,441 in revenue.

Looking to continue its rapid growth and be able to propel its products into the mainstream market, in July 2017, Thread Cartel completed a reverse merger with Lemont, Inc., which allowed the company to begin its public journey. The merged entity was then renamed Smoke Cartel, Inc. under which the company currently operates and intends to be named. In November 2017, Smoke Cartel saw an opportunity to move into an ancillary industry, and acquired Early Bird Distribution, which allowed an opening into the pet accessories market as well as expanded concentrate products. The company ended the 2017 year with a revenue of $5,900,000. The new acquisition allowed the company to gain additional retail fulfilment websites, headypet.com as well as errlybird.com, and other cannabis tailored branded products. In December 2017 through March 2018, Smoke Cartel expanded its warehouse operations, moving fulfilment centers and began preparing to structure the company to handle rapid growth and market changes.

In January 2018, Smoke Cartel named its proprietary software, Warely, with plans to release portions of the software for use by Smoke Cartel B2B clients and other clients within the cannabis space.

In 2018, the company plans on continuing to invest in product design, and strengthening its branded products. This will help increase revenue by reducing inventory and middleman costs, and will enable the company to move into stronger branding for well-designed products. The expenses of product development include research, design, manufacturing and marketing spend. The company expects high margins on these new products as they will be in-house brands and not sourced from third party vendors. The company also plans to invest more in its proprietary technology. These expenses include salaries for developers and sales account managers. The company is thrilled to move strongly into its proprietary technology and begin to offer limited services and apps to the general public. This should allow new technology to develop and the company to increase its revenue streams by allowing other cannabis brands to grow using Smoke Cartel's proprietary technology. The company plans to continue to allow Beta testing by it's current B2B customers while slowly releasing applicable software portions to its B2B customer base.

In 2018 and 2019, Smoke Cartel expects to expand into new regions including but not limited to Canada. Canada is a recently legalized market, and this would potentially allow the company more access to research and materials that are not currently present in the United States. As well, the company plans to continue to establish a strong presence in legalized markets to continue to grow its market share.

Liquidity and Capital Resources

As of December 31, 2017, with the current level of financing and cash on hand, we have sufficient cash to operate our business at the current level for the next twelve months but insufficient cash to achieve our business goals unless we: a) realize cash revenues on sales generated; and/or b) receive financing. We are uncertain what type of financing, if any, we will need as we continue to ramp up our revenue stream. We plan to explore all options to raise capital, including private offerings and public offerings, including Regulation A, if available, and including lines of credit and bank loans if necessary. There can be no assurance that we will be successful in raising additional funding. If we are not able to secure additional funding, the implementation of our business plan will be impaired. There can be no assurance that such additional financing will be available to us on acceptable terms or at all.

With the net proceeds from this offering, the Company intends to use the proceeds for product development of Smoke Cartel branded products, marketing initiatives, and development of its proprietary technology. See "Use of Proceeds" for full details.

If the Company reaches the minimum target, the funds will enable the Company to operate through the end of 2018. If the Company reaches the maximum target, the funds will enable the Company to operate through end of 2019.

Indebtedness

Smoke Cartel has a Bank Loan with a balance of $12,775.00 and a Bank Loan with a balance of $64,862.88 (as of 8/6/18). Smoke Cartel borrowed $500,000 from Credit Cash NJ LLC in May 2018. The fee for that advance is $159,600. If the Company repays the amount before the collection date, Credit Cash will refund 50% of the fee. The collection date is June 1, 2020.

Recent offerings of securities

- 2018-03-07, Section 4(a)(2); Rule 506, 75000 Common Stock. Use of proceeds: On March 7, 2018, Smoke Cartel, Inc. entered a Securities Purchase Agreement with Trillium Partners LP. Smoke Cartel issued 75,000 shares of common stock, $0.0001 par value per share for a purchase price of $75,000, or $1.00 per share.

Valuation

$30,525,009.00

We have based the valuation on our stock price under our trading symbol SMKC which has been trading around $1.50 per share. The stock price was last above $1.50 on July 2, 2018 when shares traded for $1.53.

USE OF PROCEEDS

Offering Amount   Offering Amount

	Sold	Sold
Total Proceeds:	$9,999	$1,069,995.00
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$599.94	$64,199.70
Net Proceeds	$9399.06	$1,005,795.30
Use of Net Proceeds:		
Inventory Purchase	$9399.06	$120,795.30
Vaporizer Product Development	$0	$100,000
Pet Products	$0	$100,000
CBD Product Development	$0	$150,000
Legal Compliance	$0	$75,000
Tradeshows	$0	$100,000
Advertising	$0	$60,000
Smoke Cartel Branded Product Development	$0	$200,000
Technology Development	$0	$100,000
Total Use of Net Proceeds	$9399.06	$1,005,795.30

We are seeking to raise a minimum of $9,999 (target amount) and up to $1,069,995.00 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,069,995.00 we believe the amount will help us through the following:

(1) Inventory purchase, for anticipated increase in product sales due to increase in marketing and trade-show efforts.

(2) Vaporizer Product Development, including the expenses of design, branding, manufacturing, and advertising new products. We believe there is great potential in the vaporizer market and want to develop our own products in this category to achieve higher margins on these products.

(3) Pet Product Development, including the expenses of design, branding, manufacturing, and advertising new products. We have recently entered the pet industry and believe there is great potential in developing more products for this billion dollar market.

(4) CBD Product Development, including the expenses of design, branding, manufacturing, and advertising new products. We also see potential in the growing CBD market and want to develop our own products in this area for higher profit margins and better service to our end customers.

(5) Legal Compliance Expenses, including advisory costs, patent and trademark fees, and onboarding professional experts in regards to medical devices.

(6) Trade shows, including expenses for the booth, cost of attendance, and shipping costs. We want to grow our wholesale division and we believe that increasing our trade show presence is key to growing our B2B business.

(7) Advertising, including paid digital advertising campaigns, social media advertising, print and radio advertisements as well as sponsored and celebrity content.

(8) Smoke Cartel branded product development, including the expenses of design, branding, manufacturing, and advertising new products. We believe that developing proprietary products has shown the highest margins and we want to continue to build out the Smoke Cartel brand with uniquely designed products.

(9) Development of our proprietary technology system Warely, including expenses of hiring new developers. We believe that technology is one of our biggest strengths as a company and plan to invest in building out our proprietary software to bring to the retail market for cannabis e-commerce businesses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

Smoke Cartel, Inc. has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://www.otcmarkets.com/stock/SMKC/filings in the Filings and Disclosure labeled Annual Report. The company will also make annual reports available at ir.smokecartel.com in the Filings section labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

Financial Statements and Report of Independent Registered Public Accounting Firm for **Smoke Cartel, Inc.**

[See attached]

SMOKE CARTEL, INC.

Annual Report

For the year ended December 31, 2017

This Annual Report may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management and information currently available to management. In some cases, you can identify forward-looking statements by words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "seek," "should," "target," "will," "would," or the negative of these words or other comparable terminology. Any forward-looking statements discussed in this Annual Report is based on our current views of our future business prospects and, as such, will involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from our projections. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

1) Name of the issuer and its predecessors (if any)

Smoke Cartel, Inc. as of August 29, 2017
Formerly Lemont Inc.

2) Address of the issuer's principal executive offices

Company Headquarters
1313 Rogers St.
Savannah, Georgia 31415

Phone: 912-226-2802
Email: annie@smokecartel.com

3) Security Information

Trading Symbol: SMKC
Exact title and class of securities outstanding: common stock .
CUSIP: 832657 100
Par or Stated Value: $0.0001
Total common shares authorized: 380,000,000
Total common shares outstanding: 20,200,006 shares of Common Stock as of March 1, 2018

Transfer Agent
Globex Transfer, LLC
780 Deltona Blvd.
Suite 202
Deltona, FL 32725
813-344-4490
http://www.globextransfer.com

Is the Transfer Agent registered under the Exchange Act? [X]Yes: [ ] NO:

List any restrictions on the transfer of security: None

Describe any trading suspension orders issued by the SEC in the past 12 months: None

List any stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization either currently anticipated or that occurred within the past 12 months:

FINRA provided a market effective date of July 11, 2017 for the Company's 1 for 287 reverse stock split.

On July 14, 2017, the Company entered into a Membership Interest Purchase Agreement (the "Purchase Agreement") with Thread Cartel LLC., a privately held limited liability company incorporated under the laws of Georgia ("Smoke Cartel"), and the members of Smoke Cartel. As a result of the transaction (the "Exchange"), Smoke Cartel became a wholly-owned subsidiary of the Company. In accordance with the terms of the Purchase Agreement, at the closing an aggregate of 18,999,601 shares of the Company's common stock were issued to the holders of Smoke Cartel in exchange for their membership interests of Smoke Cartel. Each of the Company, Smoke Cartel and the shareholders of Smoke Cartel provided customary representations and warranties, pre-closing covenants and closing conditions in the Purchase Agreement.

Also on July 14, 2017, the Company entered into an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations (the "Conveyance Agreement") with a company controlled by our prior officer and director, Wanjun Xie. Pursuant to the Conveyance Agreement, the Company transferred all assets and business operations associated with its business investment activities of the spot gold trading and the spot silver trading to Mr. Xie's company. In exchange, Mr. Xie agreed to cancel 323,300 shares in the Company and to assume and cancel all liabilities related to the Company's former business.

FINRA provided a market effective date of August 29, 2017 for the Company's name and symbol change to Smoke Cartel, Inc. (SMKC).

On November 6, 2017, the Company entered into a Membership Interest Purchase Agreement (the "Agreement") with Early Bird Distribution, LLC, a privately held limited liability company incorporated under the laws of California ("Early Bird"), and the members of Early Bird. As a result of the transaction, Early Bird became a wholly-owned subsidiary of the Company. In accordance with the terms of the Purchase Agreement:

1) The Company agreed to pay the minority member of Early Bird $60,000, payable with an initial deposit of $10,000 within 5 days of execution and the balance due at closing;
2) The Company agreed to issue to the majority member of Early Bird, Robert Ingram, 50,000 shares of the Company's common stock; and
3) The Company agreed to purchase the existing inventory of Early Bird, payable to the majority member, at original cost within one year from closing.

Each of the Company, Early Bird and the shareholders of Early Bird provided customary representations and warranties, pre-closing covenants and closing conditions in the Agreement.

Further under the Agreement, the Company agreed to enter into an employment agreement with Robert Ingram to serve as Director of Product Development. The agreement grants Mr. Ingram an annual base salary of $72,000, cash and equity bonuses upon the achievement of milestones, health and benefits and severance for termination without cause. In connection with the Purchase Agreement, Mr. Ingram agreed to certain restrictive covenants including certain non-compete and non-solicitation provisions under a business protection agreement that he signed with the Company.

4) Issuance History

For the year ended December 31, 2017, the following issuances transpired:

In connection with the Exchange, the Company issued an aggregate of 18,999,601 shares of the Company's common stock to the holders of Smoke Cartel in exchange for their membership interests of Smoke Cartel.

In connection with the Agreement with Early Bird, we issued to the majority member of Early Bird 50,000 shares of the Company's common stock.

These securities were issued pursuant to Section 4(2) of the Securities Act and/or Rule 506 promulgated thereunder. The holders represented their intention to acquire the securities for investment only and not with a view towards distribution. The investors were given adequate information about the Company to make an informed investment decision. The Company did not engage in any general solicitation or advertising. The Company directed its transfer agent to issue the stock certificates with the appropriate restrictive legend affixed to the restricted stock.

5) Financial Statements

Financial Statements are included at the end of this disclosure statement as Exhibit A:

6) Describe the Issuer's Business, Products and Services

Overview

Smoke Cartel, Inc. was formed on August 15, 2014 with the mission of leveraging its technological e-commerce advantages to become one of the leading providers of glass water pipes and other smoking accessories related to the nation's emerging legal cannabis industry. The Company's new direction and focus as an online retailer of such goods and services is due to its recent series of strategic acquisitions that has laid the foundation for the Company's future growth strategy.

We provide smoking accessories and glass pipes as an online retailer and wholesale distributor. We operate in different verticals within the online headshop industry, consisting of, but not limited to, sales of consumer products through online retail, sales of wholesale products to other retailers, design and manufacturing of branded products, and shipping and fulfillment services. In addition to our technological advantages, our strengthening brand names continues to differentiate us versus most of our smaller, undercapitalized competitors enabling us to further expand our presence in the domestic and international headshop and glass industries. We operate our online retail division through SmokeCartel.com and our wholesale division through Glassheads Distribution.

We believe the design, quality and craftsmanship of our glass pipes and related cannabis accessories coupled with the strength of our various brand names will help solidify our position as one of the key industry standards in this segment of the cannabis industry. However, the single most important competitive advantage and largest barrier to entry for new competitors, is our technological advantages. Our proprietary technology allows us to cost effectively manage nearly all of the various aspects of our ecommerce and wholesale operations, beyond the constraints of Shopify, our ecommerce platform. Our proprietary technology monitors inventory, manages shipping and fulfillment, and gives us data about our customer, allowing us to make data-driven decisions in growing our different divisions and product lines. We have designed and developed 5 branded product lines, including Sesh Supply, Kraken Grinders, U.P.C, China Glass, and Cinderwitch Torches. The various product lines were developed to more effectively pursue different demographic markets.

Our principal office is located at 1313 Rogers St. Savannah, GA 31415 and our phone number is 912-226-2802. Our corporate website address is www.smokecartel.com. Information contained on, or accessible through, our website is not a part of, and is not incorporated by reference into, this Annual Report.

Our Industry

As part of the online headshop and glass wholesale industry, we are not directly affected by regulations in the cannabis industry, but we do benefit from the expansion of the legal cannabis market. Recreational marijuana is currently legalized in 8 states and 29 states have legalized marijuana for medical purposes. Our business benefits as legal marijuana continues to expand across the United States and the demand for cannabis accessories is increasing.

In addition, our business is primarily done through online commerce, which is increasing nationally. Consumers are shifting towards e-commerce sales, and we actively work to pursue this growing consumer base.

Although we do not deal with cannabis itself, our products are associated with the plant, which means that we face many of the same challenges that cannabis companies face, such as federal regulation, banking restrictions, lack of advertising platforms, and negative stereotypes of the business. We have dealt with these regulations and challenges since our inception and have been resourceful and persistent in finding legal means to operate our business and reach our consumer base.

The cannabis accessory industry is legal, but is a relatively new industry which presents its own challenges, like a lack of a standardized system that other retail industries have. We developed our own SKU system for inventory management. Company management has expertise in technology and web development, which allowed us to develop proprietary software that directly integrates into popular ecommerce platforms like Shopify. We also have the unique ability to ship fragile glass products efficiently and effectively. We believe our advanced shipping knowledge and experience along with our software gives us a unique skill set that other distribution companies lack. Our resourcefulness with technological solutions has allowed us to provide unparalleled fulfillment and shipping services despite industry challenges.

With increasing state legalization of cannabis, the industry is receiving more public attention than ever, but it is still in an infantile state. Nationwide legalization is imminent and there will be a rise in new cannabis businesses who will be dealing with these challenges and uncertainty of operating in a new industry. We have the advantage of industry knowledge and experience and we believe we will be one of the only cannabis accessories retailers equipped to handle the increased demand across the country.

Market Opportunity Analysis

We see market opportunity in the head shop and smoking accessories industry, ecommerce industry, and the cannabis industry. With expansion of the legal cannabis market, we believe there will be an increase in demand for cannabis accessories and we have expertise in developing products to quickly bring to market. We have vertically integrated our operations in order to easily bring new products to both online retail and wholesale markets. There is a substantial opportunity to gain significant market share and to solidify our standing as the leading company of consumer cannabis accessories. The market is new and experiencing rapid growth and will require experienced and well-established companies to take the lead.

Head shop and Smoking Accessories Industry

In the past 20 years, the smoking accessories industry has experienced rapid growth and changes to the industry. In 1995, companies were placing pipes into a copy machine, then faxing the photocopied pages to potential customers. Wood, metal, and plastic pipes were still the mainstream, as glass pipes were just starting to become available. At this time The Crush, one of the few glass pipes manufacturers, held nearly 75% of market share doing $11M annually in revenue. Once prosecution of drug paraphernalia decreased in the early 2000s, there was a surge of new manufacturers and retailers of glass smoking accessories.

Now, according to a 2013 report from Headquest Magazine, smoke shops generate an estimated $10 billion in revenues annually in the United States, which is even before most legalization laws had passed. The growth in the head shop and cannabis accessory industry has been rapid and is relatively new; there is not a lot of market research available right now. However, the demand for cannabis accessories is set to increase with the increase of the legal cannabis market.

Ecommerce: Online Retail and Wholesale Industry

Our business is conducted primarily through online commerce, which is increasing nationally and globally. Consumers are shifting toward e-commerce sales, and we actively work to pursue this growing consumer base. The National Retail Federation (NRF) expects that online retail will grow 8-12%, up to three times higher than the growth rate of the wider retail industry.

In worldwide ecommerce sales, data from Statista anticipates a 246.15% increase in worldwide ecommerce sales, from $1.3 trillion in 2014 to $4.5 trillion in 2021. The global market is shifting toward ecommerce because it offers wide product selection to consumers all over the country and the world. Ecommerce is an easier and more efficient process for most buyers, and this includes the cannabis accessories market.

Statista's data also shows that the B2B wholesale ecommerce market is worth 234.78% more than the B2C ecommerce sales. Their data shows that by the close of 2017, B2C ecommerce sales will hit $2.3 trillion worldwide while B2B ecommerce will reach $7.7 trillion. Our expansion into wholesale B2B online sales adds significant value as the online wholesale market is growing at much faster rate than online retail.

Cannabis Industry

As part of the online head shop and glass wholesale industry, we are not directly affected by regulations in the cannabis industry, but it does benefit from the expansion of the legal cannabis market. Recreational marijuana is currently legalized in 8 states and medical marijuana is legalized in 29 states. The Federal Government ended alcohol prohibition after 10 states had decided to pass their own legalization laws, the country is now just 2 states away from that number with cannabis. The cannabis industry and all of its ancillaries will continue to grow with legalization. The industry is still in its infancy, and any company with the right experience, the right people, in the right place, at the right time, and who also has a head start, is poised for accelerated rise and control of a large part of market share.

According to Arcview Market Research, North American consumers spent $6.7 billion on legal cannabis products, which is up 34% from 2015. Arcview estimates that by 2021, the legal cannabis market will be worth $22.6 billion. The research report also notes that very few consumer industries earn $5 billion in annual revenue with 25% compound annual growth the following five years. Arcview estimates that this high growth rate will continue past 2021 as states will still be passing legalization laws and federal legalization is also expected in that time period.

The cannabis industry will also have increasing economic impact in the next few years through jobs, taxes, and the opportunity to start new businesses. Leafly reports that legal marijuana currently supports 149,304 jobs in the United States, which is a 22% increase in jobs from last year. Marijuana Business Daily predicts that the economic impact of the U.S cannabis industry will be between $47.6 and $68.4 billion by 2020. The economic impact of cannabis in 2016 was only $16-$18 billion, which shows huge potential for the impact the cannabis market will have on the U.S economy.

Public sentiment of the marijuana market is changing; Arcview's polls show that 80% of Americans approve of legal access to medical cannabis and 60% approve of full adult use legalization.

Marijuana Legalization Status by State: New Potential Markets

As legalization initiatives and public support grows across the country, there is great potential in new markets that have not legalized recreational or medical marijuana. The market has seen tremendous growth from states with legalization, in both recreational and medical, and these markets are expected to continue this high growth rate.

In the 2016 election, three new states legalized medical marijuana: Arkansas, Florida, and North Dakota. Four states that already had medical marijuana laws legalized recreational: California, Maine, Massachusetts and Nevada. Marijuana Business Daily estimates that these new markets could create $7 billion to $8 billion in additional retail revenue. They also note that almost 60% of the U.S population now lives in a state where marijuana has been legalized. By opening up these new markets, 2016 marked an important shift in the cannabis industry.

Products and Services

Retail Division

We operate an ecommerce store through SmokeCartel.com that sells glass pipes, vaporizers, bongs and other smoking and cannabis accessories. The retail division has about 90,000 customers in 44 countries and continues to grow its consumer base. Our website operates through Shopify, a popular ecommerce platform that easily works with our internal tracking software and helps us identify key data and customer behaviors.

Wholesale Division

In January 2016, we acquired UPC Distribution which was rebranded as Glassheads Distribution and became the wholesale division of Smoke Cartel. The acquisition allowed us to expand into the wholesale market to sell to other retailers across the United States and internationally. Glassheads has about 3,000 retail customers and plans to grow that consumer base through marketing and sales initiatives as well as continued innovation in product design.

Glassheads Distribution, formerly UPC Distribution, has nearly 20 years of experience in the wholesale and manufacturing industry, giving us an advantage in its expansion to the wholesale market. The mission of Glassheads is to innovate and provide quality products at affordable prices, while maintaining unsurpassed customer service. Glassheads focuses on training and maintaining a knowledgeable and experienced sales staff. Through expert knowledge, of not just our products and services, but those of our competitors, Glassheads' sales staff is able to guide and provide honest information for customers.

Products: Design and Development

We design and manufacture products for the online retail store and for our wholesale division. These products include glass water pipes, bongs, vaporizers, and other tobacco or cannabis accessories. We also have created, branded, and trademarked product lines to sell as both retail and wholesale products to target different markets including Sesh Supply, Kraken Grinders, U.P.C, China Glass, and Cinderwitch Torches. We have covered a wide niche of glassware, and plan to focus on non-glass products and accessories in the future to expand product selection and to reach new markets.

Sesh Supply is a branded and trademarked name and is a line of glass water pipes known for their unique design and spinning propeller percs. Each Sesh Supply piece is named from a creature or character from Greek mythology and follows a bold and colorful theme, which is all part of a marketing strategy for a younger generation of smokers. Made with high-quality materials, Sesh Supply is all about setting new standards for affordable glass pieces.

China Glass is a branded and trademarked name and is a line of glass that comes from a team of carefully selected master glass artists from the Hebei province of Northern China. There is often a certain stigma in the industry about glass that's made overseas, but these master glassblowers have combined over 100 years of glassblowing experience, and have produced excellent functional glass art with a nod to their history and culture. China Glass is marketed for the sophisticated smoker and people who like to smoke while doing yoga, meditating, or relaxing.

Kraken Grinders is also a Smoke Cartel branded and trademarked name and it is a line of grinders made from high-quality stainless steel and aluminum alloys. Grinders are used for grinding tobacco and herbs, and the Kraken grinder features unique designs like stash windows, easy clear buttons, pollen screens, and more.

Cinderwitch Torches is the newest branded and trademarked brand for Smoke Cartel. Products include premium ignition devices like butane and electronic torches. Cinderwitch has unique products that are unlike most conventional torches, both in style and function.

We acquired the UPC brand in our acquisition of UPC Distribution. The wholesale division was rebranded as Glassheads, however, UPC is still a brand name we use for a line of water pipes and dab rigs. UPC pieces are dedicated to the classic and timeless design known to scientific glass, and their iconic logo, which is also trademarked, gives each piece its own unique twist. UPC is marketed for simple, traditional smokers.

We currently manufacture a small portion of our products in our warehouse facility located in Savannah, Georgia. We also source from third party vendors, but plan on reducing the number of third party vendors and will increase in-house manufacturing to reduce overhead costs. We plan to go from 160 vendors to 100 vendors, as we are seeing a greater response to in-house brands as well as significantly better margins on those products. Our target is for 85-90% of all retail and wholesale revenue to be from our own brands and products, and we also plan to rely less and less on third party vendors as we pivot to become the industry powerhouse in product design.

Distribution/Dropshipping

Smoke Cartel provides warehousing and fulfillment for industry competitors and takes a percentage of their sales as part of its dropshipping service. The Company is a respected name in the industry and has well-known warehousing and shipping services that other companies trust. Smoke Cartel is one of the few companies in the industry who offer dropshipping services which has allowed them to dominate over competitors.

Dropshipping services provided the opportunity for other online retailers to take advantage of Smoke Cartel's advanced fulfillment and high-capital, technology-driven processes. By outsourcing fulfillment, these clients --competitors--develop a synergistic partnership with Smoke Cartel.

The dropshipping program also benefits these clients by increasing their product selection by over 1000 SKUs and by giving them live access to Smoke Cartel's vast inventory tracking system while having a dedicated liaison to manage the orders that they submit. These clients are other online glass retailers, which allows Smoke Cartel products to reach an even greater amount of digital consumers.

Marketing Plan

Positioning and Goal

Because of our association with the cannabis industry, we are restricted from traditional advertising networks like Google and Facebook, however, like in other aspects of the business, we have been resourceful in finding legal and effective marketing strategies. We allocate our marketing spending toward social networks, use precise retargeting strategy, work with industry influencers, sponsor cannabis related events, and execute paid web advertisements on sites that allow cannabis or tobacco related content. As we continue to grow, we plan to continue to increase brand awareness through these same strategies and through new marketing initiatives.

Marketing Tactics

Since our inception, we have always focused on building a brand and on our artistic vision for products and marketing initiatives. This includes implementing professional photography and graphic design in every marketing and advertising material, online or printed, with the intent to create a globally recognized brand. We focus on eye-capturing, carefully curated imagery of our products. Our images are immediately relatable to our audience, as we use diverse settings such as homes and outdoor spaces that create a welcoming feel to our pictures, or bright colored backgrounds that enable our products to pop. We focus on the aspirational aspect of our photos and showing consumers a lifestyle.

We use a combination of online and offline initiatives for sales and marketing of products and services of the ecommerce and wholesale businesses. We have built strong relationships with important industry figures and advertisers which helps perpetuate the brand of Smoke Cartel. We also utilize an in-house sales department specifically for wholesale customers to build solid relationships with wholesale customers.

Social Media Marketing

We have built a large social media following on our own company accounts and on separate brand accounts for our different product lines. This combined with the use of social media influencers gives us a strong presence on social media networks. We use Instagram, Tumblr, Facebook, and Twitter to target our consumer base, with emphasis on Instagram as it is the best network to target the customer demographic and to build and maintain branding for our company and each of our branded product lines.

We put the same content on each social platform in order to keep the brand consistent, but the audience engages with each platform differently. This allows the brand to reach all different types of consumers and different audiences. Our Instagram presence is the most pronounced, averaging about 1,000 new followers per week, and this page sees the most engagement as it is an extremely visual platform. We utilize platforms like Twitter and Facebook more for customer service and communicating with customers.

Social media has been a central marketing tactic for Smoke Cartel as it is the best and most efficient way to reach our consumer base. Social media allows consumers to understand and identify with our brand with any post. We focus on creating beautiful images that consumers can relate to, while also maintaining a good stream of engagement with our audience. This strategy includes different themes for different brands, in order to relate to the different types of consumers, and to inspire them about the potential of each product and brand. We also can use social media to directly engage with our target audience by creating conversations on our different social platforms.

Email marketing

We implement an email marketing strategy using an email marketing platform to reach our ever growing list of customers. Email marketing sales made up 13% of total revenue in the past year and 16% of total revenue in the last 90 days. We track orders, revenue, and other analytics from emails that we can use to increase sales and to improve the overall marketing strategy. We plan both "flow" emails and regular email campaigns. Flows are emails that are sent automatically based on customer behavior like cart abandonment, viewing specific products, signing up for a list, repeat customers, or the purchase of a product that can be linked with another product based on consumer trends. Email campaigns are one time emails based around holidays, sales events, or new products and services and are sent to different lists of people, either the master list of email subscribers, or to a customized list based on customer behavior.

SEO

We integrate SEO, or search engine optimization, into all of its marketing and advertising strategies. SEO is important to gain customers organically and it is done through accumulating inbound links, listings on other sites, and establishing a social media presence in order to achieve a higher organic Google, Bing, and Yahoo search ranking for terms related to each part of the business.

Online Advertising

We also run standard PPC (pay-per-click) display ads on cannabis related websites like Leafly, High Times, and other relevant sites that feature retargeting of previous Smoke Cartel website visitors. We have found this to be the most efficient advertising method to target potential customers as they have already visited the Smoke Cartel and have a high interest in making a purchase. We are also able to use Google Adwords for our non-smoking related accessories, which has helped drive more traffic to our site.

Public Relations

We have already received editorial coverage in several well-known publications, and plan to implement a public relations strategy in the future to secure additional coverage as the company grows. We have a relationship with several media outlets in the industry and general news sources. We plan to continue to reach out to relevant media outlets to expand brand awareness, acquire new customers, and improve SEO. Public relations efforts will include developing new ideas and pitches that will provide new angles about us for continual media coverage.

Offline Initiatives

We have mainly focused on online marketing initiatives, but plan on launching a full offline marketing package including physical mailers, catalogs, magazines, brochures, and attending many more trade shows and events.

Events

We currently attend and sponsor events such as glass industry trade shows, cannabis related events, and music festivals. These events provide an opportunity for us to sell products, make connections in the industry, reach our consumer base directly, and improve brand recognition. We plan to increase the number of events we attend and sponsor and we also plan to expand to international trade show events.

Competition

All of our planned wholesale and online retail distribution channels will compete for customers and sales with different companies and products that are competitive today and likely to be even more competitive in the future. Our size relative to our competition is difficult to gauge as most of our competition is privately held and does not publicly report their earnings. Public companies that are most similar and competitive to Smoke Cartel are Namaste Technologies and Kush Bottles, Inc.

Namaste Technologies is traded on the OTC Markets under the symbol NXTFF and is based in Canada. Unlike Smoke Cartel, Namaste Technologies' business is focused specifically on vaporizers and not glassware and other cannabis accessories. They also currently do not have significant market share in the United States like Smoke Cartel.

Kush Bottles is traded on the OTC Markets under the symbol KSHB. Kush Bottles sells packaging products for the cannabis industry, but they do not focus on glassware or have the same manufacturing capacity as Smoke Cartel. Kush Bottles also has significantly less web traffic than Smoke Cartel. According to Amazon Alexa website traffic rankings as of September 2017, Smoke Cartel is ranked at 13,632 for the most popular website in the United States while Kush Bottles is ranked at 117,383.

Intellectual Property

Thread Cartel, LLC is in the process of trademarking the following product names: Sesh Supply, Kraken, UPC, Smoke Cartel, Cinderwitch, and Glassheads. We have trademarked the logo for UPC and are in the process of trademarking the logo for Smoke Cartel. We also acquired the registered trademarks for Errlybird logo, Errlybird wordmark, Budder Blocks logo, Budder Blocks wordmark, Heady Pet logo, Heady pet wordmark, and Breaking Slabs artwork in the acquisition of Early Bird Distribution.

Regulations

We must comply with federal and state regulations for tobacco products. Tobacco products can only be sold and shipped to customers over the age of 18 or 21 in some states. We are not regulated by federal or state cannabis laws.

Employees

As of the date hereof, the Company has 33 full time employees and 4 part time employees. We recently signed a Separation Agreement with our prior CFO, John Rudy. We agreed to pay him $6,000 and received a release of all claims.

7) Describe the Issuer's Facilities

The Company is headquartered at 1313 Rogers St. Savannah, GA 31415. The lease on this property is $15,200 per month.

8) Officers, Directors, and Control Persons

We have provided below the identity of all the persons or entities that are involved in managing, controlling or advising the operations, business development and disclosure of the issuer, as well as the identity of any significant shareholders.

A. Names of Officers, Directors, and Control Persons.

The following are the only control persons of the company, defined as having an officer position, director position or holding 5% or more of any issue of the Company's stock.

Sean Geng – CEO and Director
Darby Cox – COO and Director

B. Legal/Disciplinary History

During the past 10 years, the officers, directors, and control persons of the company have NO disciplinary history whatsoever, and have never had a criminal conviction, entry of a judgment or decree by a court of any jurisdiction that limited his involvement with any type of business, securities, commodities, or banking activities. Furthermore they have never had a finding or judgment against them or any order by self-regulatory organizations of any kind.

C. Beneficial Shareholders.

As of the date of this information statement, the only individuals owning more than 10% of the Company's common or preferred shares is as follows:

10% Shareholders

Sean Geng 1313 Rogers St. Savannah, GA 31415	9,350,000	46%
Darby Cox 1313 Rogers St. Savannah, GA 31415	7,650,000	38%

9) Third Party Providers

<u>Transfer Agent</u>
Globex Transfer, LLC
780 Deltona Blvd.
Suite 202
Deltona, FL 32725
813-344-4490

<u>Legal Counsel</u>
The Doney Law Firm
4955 S. Durango Rd. Ste. 165
Las Vegas, NV 89113
(702) 982-5686

10) Issuer Certification
The Issuer Certification is contained on the next page.

Issuer Certification

I, Sean Geng, certify that:

I have reviewed this entire disclosure for the year ended December 31, 2017 of Smoke Cartel, Inc. Symbol: SMKC;

Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

/s/ Sean Geng
By: Sean Geng
CEO
Date: April 13, 2018

I, Jorge Verar, certify that:

I have reviewed this entire disclosure for the year ended December 31, 2017 of Smoke Cartel, Inc. Symbol: SMKC;

Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

/s/ Jorge Verar
By: Jorge Verar
CFO
Date: April 13, 2018

Exhibit A

Smoke Cartel, Inc.

Financial Statements

December 31, 2016 and 2017

Page



HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Smoke Cartel, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Smoke Cartel, Inc. (the Company) as of December 31, 2017 and 2016, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Hancock Askew & Co., LLP

We have served as the Company's auditor since 2017.

Savannah, Georgia
April 13, 2018

Savannah | 912-234-8243 | 100 Riverview Drive | Savannah, GA 31404
Atlanta | 770-246-0793 | 275 Scientific Drive | Suite 2500 | Norcross, GA 30092
Miami | 877-550-8243 | 325 Almeria Avenue | Coral Gables, FL 33134

www.HancockAskew.com

Smoke Cartel, Inc.
Balance Sheets
December 31, 2017 and 2016

ASSETS		December 31, 2017		December 31, 2016
Current assets				
Cash and cash equivalents	$	661,131	$	307,309
Inventories		926,502		872,010
Prepaid expenses		340		3,953
Total current assets		1,587,973		1,183,272
Fixed assets, net		49,654		11,958
Intangible assets		22,779		-
Goodwill		71,898		-
Total assets	$	1,732,304	$	1,195,230
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued expenses	$	317,454	$	45,551
Income taxes payable		102,622		-
Due to related parties		-		150,000
Current portion of loans payable		146,435		-
Total current liabilities		566,511		195,551
Loans payable		11,944		-
Deferred tax liability		3,692		-
Total liabilities		582,147		195,551
Stockholders' equity				
Common stock; $0.0001 par value; 380,000,000 shares authorized; 20,200,006 and 18,999,601 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively.		2,020		1,900
Additional paid-in capital		209,880		-
Retained earnings		938,257		997,779
Total stockholders' equity		1,150,157		999,679
Total liabilities and stockholders' equity	$	1,732,304	$	1,195,230

The accompanying notes are an integral part of these financial statements


Smoke Cartel, Inc.
Statements of Operations
For the years ended December 31, 2017, and 2016


	12 Months Ended December 31	
	2017	2016
Sales	$ 5,895,040	$ 4,735,441
Cost of Sales	2,292,628	1,803,181
Gross profit	3,602,412	2,932,260
Operating expenses		
General and administrative expenses	788,650	587,767
Advertising and promotion	349,081	303,661
Payroll and related expenses	1,207,120	787,568
Shipping expenses	751,494	635,943
Officer compensation	177,826	94,487
Professional fees	111,928	24,807
Rent expenses	175,275	99,813
Total operating expenses	3,561,374	2,534,046
Income from operations	41,038	398,214
Other income (expense)		
Other income	6,271	3,833
Interest expense	(517)	-
Income before income taxes	46,792	402,047
Provision for income taxes	106,314	-
Net (loss) income	$ (59,522)	$ 402,047
Basic and diluted weighted average common shares outstanding	19,499,770	18,999,601
Basic and diluted earnings per share	$ (0.00)	$ 0.02

Smoke Cartel, Inc.
Statements of Operations
For the years ended December 31, 2017, and 2016

	2017	2016
Cash Flows from Operating Activities		
Net (loss) Income	$ (59,522)	$ 402,047
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation	5,504	2,391
Deferred taxes	3,692	-
Changes in assets and liabilities		
Inventories	31,715	(365,244)
Prepaid expenses	3,953	14,581
Accounts payable and accrued expenses	183,379	36,421
Income taxes payable	102,622	-
Net cash provided by operating activities	271,343	90,196
Investing Activities		
Fixed assets	(25,900)	(5,000)
Acquisition of Early Bird Distribution	(60,000)	-
Net cash used for investing activities	(85,900)	(5,000)
Cash Flows from Financing Activities		
Stockholder contributions	10,000	-
Proceeds from related party debt	-	150,000
Proceeds from loans payable	159,915	-
Payments on loans payable	(1,536)	-
Net cash provided by financing activities	168,379	150,000
Net increase in cash	353,822	235,196
Cash, beginning of period	307,309	72,113
Cash, end of period	$ 661,131	$ 307,309
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 394	$ -
Non-Cash investing and financing transactions		
Common stock issued to settle related party note payable	$ 150,000	$ -
Financing of debt issuance costs	$ 5,985	$ -


Smoke Cartel, Inc.
Statements of Operations
For the years ended December 31, 2017, and 2016


	Shares		Amount		Additional Paid In Capital		Retained Earnings		Total Stockholders' Equity
Balance January 1, 2016	18,999,601	$	1,900	$	-	$	595,732	$	597,632
Net income	-		-		-		402,047		402,047
Balance December 31, 2016	18,999,601		1,900		-		997,779		999,679
Stockholder contributions	-		-		10,000		-		10,000
Recapitalization	1,000,405		100		(100)		-		-
Common stock issued for acquisition of Early Bird	50,000		5		49,995		-		50,000
Common stock issued to settle related party note payable	150,000		15		149,985		-		150,000
Net loss	-		-		-		(59,522)		(59,522)
Balance December 31, 2017	20,200,006	$	2,020	$	209,880	$	938,257	$	1,150,157

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Change of Business

Lemont Inc. ("Lemont") was formed on August 15, 2014 and was engaged in the business of investment activities of spot gold and silver trading. On July 14, 2017, Lemont entered into a Membership Interest Purchase Agreement (the "Purchase Agreement") with Thread Cartel LLC., a privately held limited liability company incorporated under the laws of Georgia ("Smoke Cartel"), and the members of Smoke Cartel. As a result of the transaction (the "Exchange"), Smoke Cartel became our wholly-owned subsidiary. In accordance with the terms of the Purchase Agreement, at the closing an aggregate of 18,999,601 shares of our common stock were issued to the holders of Smoke Cartel in exchange for their membership interests of Smoke Cartel.

For accounting purposes, this is a reverse acquisition with Smoke Cartel (the "Company") being the accounting acquirer of Lemont. For legal purposes, Lemont issued shares to the Smoke Cartel shareholders followed by a merger and recapitalization of Lemont.

Also on July 14, 2017, we entered into an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations (the "Conveyance Agreement") with a company controlled by our prior officer and director, Wanjun Xie. Pursuant to the Conveyance Agreement, we transferred all assets and business operations associated with spot gold and silver trading to Mr. Xie's company. In exchange, Mr. Xie agreed to cancel 323,300 shares in our company and to assume and cancel all liabilities relating to our former business. As a result of the Purchase Agreement and Conveyance Agreement, we were no longer pursuing our former business plan. Under the direction of our newly appointed officers and directors, we are now an online retailer in the smoking accessories business. Effective August 29, 2017, the Company's name and trading symbol was changed to Smoke Cartel, Inc. (SMKC).

The Company has established a fiscal year end of December 31.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include but are not limited to the estimated useful lives of equipment for purposes of depreciation and the valuation of common shares issued for services, equipment and the liquidation of liabilities.

Cash and Equivalents

Cash and equivalents include investments with initial maturities of three months or less.

Concentration of Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of FDIC insurance limits.

Accounts receivable

Accounts receivable represents trade obligations from customers that are subject to normal trade collection terms, without discounts. The Company periodically evaluates the collectability of its accounts receivable and considers the need to adjust an allowance for doubtful accounts based upon historical collection experience and specific customer information. Actual amounts could vary from the recorded estimates. We have determined that as of December 31, 2017 and 2016, no allowance was required. The majority of sales transactions are paid by the customer with a credit card and are generally collected at the time that revenue is recorded.

Inventories

Inventory consists primarily of merchandise for sale and packaging materials and is valued at the lower of cost or market. Cost is determined using the weighted average method and average cost is recomputed after each inventory purchase or sale. Inventory is periodically reviewed in order to identify obsolete or damaged inventory and impaired values.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method over the estimated useful life of the asset. The estimated useful life by asset description is noted in the following table:

Asset Description	Estimated Useful life (Years)
Furniture and Equipment	3-5
Vehicles	5

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Additions are capitalized, and maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions of equipment are reflected in other income.

Fixed assets consist of the following at December 31, 2017 and 2016:

	2017	2016
Furniture and Equipment	$ 22,300	$ 5,000
Vehicles	35,250	9,349
Accumulated Depreciation	(7,896)	(2,391)
Net Fixed Assets	$ 49,654	$ 11,958

Revenue Recognition

Net sales consist primarily of revenue from sale of merchandise and accessories. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is probable. Product is considered delivered to the customer once it has been shipped and title, risk of loss and rewards of ownership have been transferred. For most of the Company's product sales, these criteria are met at the time the product is shipped. For online sales to individuals, for some and for certain other sales, the Company defers revenue until the customer receives the product because the Company retains a portion of the risk of loss on these sales during transit.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with GAAP. For certain of our financial instruments, including cash, accounts payable, and the short-term portion of long-term debt, the carrying amounts approximate fair value due to their short maturities.

Stock Based Compensation

The Company follows ASC 718-10, Stock Compensation, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. ASC 718-10 requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).

Earnings Per Share

Basic earnings per share amounts are calculated based on the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is based on the weighted average numbers of shares of common stock outstanding for the periods. There are no potentially dilutive shares outstanding at December 31, 2017 and 2016.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Impairment Assessment

The Company evaluates intangible assets and long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This includes but is not limited to significant adverse changes in business climate, market conditions, or other events that indicate an asset's carrying amount may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets, the carrying amount of such assets is reduced to fair value. The Company evaluates and tests the recoverability of its goodwill for impairment at least annually during its fourth quarter of each year or more often if and when circumstances indicate that goodwill may not be recoverable. There was no impairment of intangible assets, long-lived assets or goodwill during years ended December 31, 2017 and 2016.

Income Taxes

The Company accounts for income taxes under standards issued by the FASB. Under those standards, deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be realized through future operations.

Prior to the acquisition on July 14, 2017, Smoke Cartel operated as a D.B.A. of Thread Cartel LLC. As an LLC, tax liabilities through July 14, 2017 passed through to the members of Thread Cartel LLC.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the ASU has expanded disclosure requirements regarding revenue. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of the ASU to fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2016.

Through our evaluation of the impact of this ASU, we have identified certain changes that are expected to be made to our accounting policies, practices, systems and controls including, revenue related to our online sales and the timing in which we satisfy our performance obligation to the customer, presentation of estimated merchandise returns as both an asset, equal to the inventory value, net of processing costs, and corresponding return liability, as opposed to an estimated net return liability, and recording the transaction price on consideration received for our drop shipping and fulfillment services. We plan to adopt this ASU under the modified retrospective approach beginning in the first quarter of 2018, with a cumulative adjustment to opening retained earnings as opposed to retrospectively adjusting prior periods. Based on our progress to date, we do not anticipate adoption to have a material impact to our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the consolidated balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated income statement. ASU 2016-02 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods, with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the potential impact of the adoption of this standard.

NOTE 2– LEASE COMMITMENTS

During 2017 and 2016, the Company had lease commitments for office and warehouse space under lease terms that ranged from three to five years. On January 15, 2018, the Company re-located and leased office and warehouse space in Savannah, Georgia for a term of five years at a total cost for the three years of $968,364. The Company has negotiated a settlement of its prior lease agreements or has sub-leased the property. The Company also leases warehouse space in California on a month to month basis. Total rent expense under these leases totaled approximately $175,000 and $100,000 in 2017 and 2016, respectively.

Future minimum lease payments consist of the following:

Year	Annual
2018	$ 167,200
2019	$ 187,416
2020	$ 193,031
2021	$ 198,824
2022	$ 204,786
Thereafter	$ 17,107
TOTAL	$ 968,364

NOTE 3– CAPITAL STOCK

The Company's authorized capital is 380,000,000 common shares with a par value of $0.0001 per share.

As of December 31, 2017, the Company has not granted any stock options. During 2017, the Company issued 18,999,601 shares of common stock to the holders of Smoke Cartel, 150,000 shares of common stock in satisfaction of a note payable, and 50,000 shares in conjunction with the Early Bird acquisition.

NOTE 4 - RELATED PARTY TRANSACTIONS

In August 2016, the Company borrowed $150,000 from a related party as evidenced by a promissory note. On August 14, 2017, the Company issued 150,000 shares of its common stock to the related party in full payment and satisfaction of the promissory note.

Smoke Cartel, Inc.
Statements of Operations
For the years ended December 31, 2017, and 2016

NOTE 5 – LOANS PAYABLE

Loans payable consist of the following:

		December 31, 2017		December 31, 2016
Installment loan payable with interest at 5.1%; monthly payments of $257; due April, 2023; collateralized by a vehicle	$	14,364	$	-
Installment loan payable with interest at 12.99%; monthly payments of $13,396; due December 2018; personally guaranteed by a shareholder		150,000		-
		164,364		-
Less: current portion		(146,435)		-
Less: unamortized debt issuance costs		(5,985)		-
	$	11,944	$	-

NOTE 6 – INCOME TAXES

Prior to the acquisition on July 14, 2017, Smoke Cartel operated as a D.B.A. of Thread Cartel LLC. As an LLC, tax liabilities through July 14, 2017 passed through to the members of Thread Cartel LLC. The provision for income taxes from the period July 15, 2017 to December 31, 2017 is based on the pre-tax income generated by the Company during that period.

The components of the provision for income taxes is as follows:

		July 15, 2017 to December 31, 2017
Current:		
Federal	$	85,833
State		16,789
		102,622
Deferred		3,692
Total	$	106,314

Smoke Cartel, Inc.
Statements of Operations
For the years ended December 31, 2017, and 2016

A reconciliation of the provision for income taxes compared to statutory rates is as follows:

		July 15, 2017 to December 31, 2017	
		Amount	%
Federal provision at statutory rates	$	96,170	33.29%
State income tax, net of federal benefit		11,564	4.00%
Other		(1,420)	-0.49%
Total	$	106,314	36.80%

Components of deferred taxes are:

		December 31, 2017
Deferred tax liabilities:		
Depreciation timing difference	$	3,692
Gross net deferred tax liability	$	3,692

NOTE 7– ACQUISITION

On November 6, 2017, the Company entered into a Membership Interest Purchase Agreement (the "Agreement") with Early Bird Distribution, LLC, a privately held limited liability company incorporated under the laws of California ("Early Bird"), and the members of Early Bird. As a result of the transaction, Early Bird became a wholly-owned subsidiary of the Company. The total consideration paid was $196,207 and consisted of the following in accordance with the terms of the Purchase Agreement:

1) The Company agreed to pay the minority member of Early Bird $60,000, payable with an initial deposit of $10,000 within 5 days of execution and the balance due at closing;
2) The Company agreed to issue to the majority member of Early Bird, Robert Ingram, 50,000 shares of the Company's common stock, valued at $50,000; and
3) The Company agreed to purchase $86,207 of inventory of Early Bird, payable to the majority member, at original cost within one year from closing.

Each of the Company, Early Bird and the shareholders of Early Bird provided customary representations and warranties, pre-closing covenants and closing conditions in the Agreement.

Further under the Agreement, the Company agreed to enter into an employment agreement with Robert Ingram to serve as Director of Product Development. The agreement grants Mr. Ingram an annual base salary of $72,000, cash and equity bonuses upon the achievement of milestones, health and benefits and severance for termination without cause. In connection with the Purchase Agreement, Mr. Ingram agreed to certain restrictive covenants including certain non-compete and non-solicitation provisions under a business protection agreement that he signed with the Company.

Management believe that the acquisition of Early Bird Distribution is a strategy to increase its market share in wholesale customers.

The acquisition consideration is as follows:

Cash	$ 60,000
Payable for inventory acquired	86,207
Fair value of Smoke Cartel, Inc. Common Stock	50,000
	$ 196,207

The fair value of consideration is allocated as follows:

Inventory	$ 86,207
Molds	17,300
Artwork	22,779
Net liabilities assumed	(1,977)
Goodwill recognized	71,898
	$ 196,207

Intangible assets (Artwork) will be amortized over its expected useful life of 5 years This was put to use in January 1, 2018 and amortization will start by that date.

NOTE 8– SUBSEQUENT EVENT

On March 7, 2018 the company issued 75,000 shares of common stock to Trillium Partners LP in exchange for cash investment of $75,000.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine What's New Discover Investments Edit My Campaign Launch an ICO NEW Diana C.

Smoke Cartel is pending **StartEngine Approval.**



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Smoke Cartel

Smoking Accessories

Small OPO · Savannah, GA · Consumer Products · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share





Glass For Good

Smoke Cartel seeks to nurture your relationship with our products.

Smoke Cartel started operations in Georgia in 2014 and as of July 2017, is traded on OTC Markets under the symbol SMKC.

The focus of the Company's business operations is to provide smoking accessories and glass pipes as an online retailer and wholesale

The Company operates in different verticals within the online headshop industry, consisting of but not limited to sales of consumer products through online retail, sales of wholesale products to other retailers, design and manufacturing of branded products, and shipping and fulfillment services.

Smoke Cartel is a household name in the headshop and glass industry and its products can be found in retail stores across the US and internationally. The Company operates its online retail division through SmokeCartel.com and its wholesale division through Glassheads Distribution.

We believe that Smoke Cartel has led the industry standard in all aspects of operations including product design and development, fast and reliable shipping, excellent customer service, and organic online traffic rankings.

To create a meaningful experience for all types of consumers while leading the way in the smoking accessories industry.

What We Have Accomplished So Far

Smoke Cartel started as a $600 investment and has grown to a nearly $6 million revenue company with sustained and continued growth and increase in revenue each year since inception.

Smoke Cartel controls every level of operation of both retail and wholesale divisions including proprietary software, product design, manufacturing, fulfillment and distribution, marketing and sales.

Smoke Cartel has previously acquired and seen through successful integration of UPC Distribution into Glassheads Distribution, the wholesale division of Smoke Cartel, Inc.. The Company also acquired and successfully integrated Early Bird Distribution and all of its brands, which expanded Smoke Cartel into new markets, like the pet industry.

Smoke Cartel has its own technical management team and proprietary software to handle all internal operations for maximum efficiency in warehousing and fulfillment.



Market Traction and Previous Successes.

- The retail division has over 90,000 customers in 44 countries and continues to grow its consumer base.
- In January 2016, UPC Distribution which was rebranded as Glassheads Distribution and became the wholesale division of



Smoke Cartel. The acquisition allowed the Company to expand into the wholesale market to sell to other retailers across the United States and internationally.

- In November 2017, Smoke Cartel acquired Early Bird Distribution, and expanded its product lines into the pet industry.
- Revenue in 2017: $5,895,040
- Total retail and wholesale visitors in 2017: 4,891,486
- Site visitors in last 30 days of 2018 for all websites: 375,390
- Average Daily Sessions visitors: 14,500

The Offering

$1.50/share of Common Stock
When you invest you are betting the company's future equity value will exceed $31.5M.



This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

CLEAN, EASY & FUN







INNOVATION   **HIGH-QUALITY**



Sriracha Sauce Rig



China Glass Water Pipe





Avocadope Hand Pipe

Bubblegum Sidecar Bubbler With White Dots

What Makes Our Products Different

We believe Smoke Cartel is an established platform where people trust us to bring them the most high-quality glass, the best pricing, and the newest innovations in the industry. Our customers are always our first priority, and we strive to let them know. We're truly proud to make the buying experience something that is clean, easy, and fun.



Smoke Cartel designs and manufactures products for its online retail store and for its wholesale division. These products include glass water pipes, bongs, vaporizers, and other tobacco or cannabis accessories.

Smoke Cartel has covered a wide niche of glassware, and plans to focus on non-glass products and accessories in the future to expand product selection and to reach new markets.

The Company also has created, branded product lines to sell as both retail and wholesale products to target different markets including Sesh Supply, Kraken Grinders, U.P.C, China Glass, and Cinderwitch Torches.



Smoke Cartel plans to expand to new markets through acquisitions; the Company acquired Early Bird Distribution in November 2017 which allowed it to enter the pet industry with the HeadyPet product line. Smoke Cartel has identified several overlapping and growing markets like the pet industry that are easy to integrate into the online store as well as the wholesale division. The company's advanced technology and warehousing system is equipped to quickly receive and sell new products. This strategy allows Smoke Cartel to sell products not associated with the cannabis industry and not restricted by advertising platforms or other industry regulations.



As part of its vertical integration strategy, Smoke Cartel has its own internal software that allows the Company to seamlessly control all aspects of its operations. The software features advanced tracking abilities that are key in operating an ecommerce store. The Company has experienced web developers to continually update its software to improve performance of sales and internal operations. Smoke Cartel's advanced technology also allows the Company to track customer data and better target its consumer base.

In addition to the use of internal data analytics, Smoke Cartel implements a combination of online and offline initiatives for sales and marketing of products and services of the ecommerce and wholesale businesses. The Company has focused on building a globally recognized brand for all of its products and marketing initiatives. Smoke Cartel has also built strong relationships with important industry figures and advertisers which helps perpetuate the Smoke Cartel brand.


100K

Smoke Cartel has built a large social media following on its own company accounts and on separate brand accounts for its different product lines. This combined with the use of social media influencers gives the Company a strong presence on social media networks.

Smoke Cartel uses Instagram, Tumblr, Facebook, and Twitter to target its consumer base, with emphasis on Instagram as it is the best network to target the customer demographic and to build and maintain branding for the company and each of its branded product lines. The Smoke Cartel Instagram averages about 1,000 new followers per week and this page sees the most engagement as it is an extremely visual platform.

Smoke Cartel is focused on creating products that are safe for consumption and on educating the general population about the use of cannabis smoking accessories. We believe that we provide a knowledgeable, trusted resource for products through consumer education and quality assurance of products which includes testing and analysis of products, material testing, and safety and compliance testing. Smoke Cartel focuses on production, in-house engineering, and design to create the best possible projects.



26,000 sq ft warehouse in Savannah, GA

We believe we have

- Innovative product design
- Advanced proprietary software
- Unparalleled customer service
- Competitive pricing
- Exceptional shipping service
- Strong brand recognition

Market and Industry

Smoke Cartel sees market opportunity in the head shop and smoking accessories industry, ecommerce industry, and the cannabis industry. The Company has vertically integrated its operations in order to easily bring new products to both online retail and wholesale markets. We've seen the market experiencing rapid growth and we believe that it will require experienced and well-established companies to take the lead.

Head shop and Smoking Accessories Industry

In the past 20 years, the smoking accessories industry has experienced rapid growth and changes to the industry. Before this time there were very few glass pipes manufacturers. Now, according to a 2013 report from Headquest Magazine, smoke shops generate an estimated $10 billion in revenues annually in the United States, which is culled from data collected before most legalization laws had passed. The growth in the head shop and cannabis accessory industry has been rapid and is relatively new; there is not a lot of market research available right now. However, in our opinion, the demand for cannabis accessories is set to increase with the increase of the legal cannabis market.

for cannabis accessories is set to increase with the increase of the legal cannabis market.

Ecommerce: Online Retail and Wholesale Industry

Smoke Cartel's business is conducted primarily through online commerce, which is increasing nationally and globally. The National Retail Federation (NRF) expects that online retail will grow 8-12%, up to three times higher than the growth rate of the wider retail industry.

In worldwide ecommerce sales, data from Statista anticipates a 246.15% increase in worldwide ecommerce sales, from $1.3 trillion in 2014 to $4.5 trillion in 2021. We believe The global market is shifting toward ecommerce because it offers wide product selection to consumers all over the country and the world. Ecommerce is an easier and more efficient process for most buyers and this includes the cannabis accessories market.

Statista's data also shows that the B2B wholesale ecommerce market is worth 234.78% more than the B2C ecommerce sales. Their data shows that by the close of 2017, B2C ecommerce sales will hit $2.3 trillion worldwide while B2B ecommerce will reach $7.7 trillion. We believe Smoke Cartel's expansion into wholesale B2B online sales adds significant value as the online wholesale market is growing at much faster rate than online retail.

Significant Market Finding

Cannabis Industry

Recreational marijuana is currently legalized in 8 states and medical marijuana is legalized in 29 states (see graph). The Federal Government ended alcohol prohibition after 10 states had decided to pass their own legalization laws, the country is now just 2 states away from that number with cannabis. The cannabis industry and all of its ancillaries will continue to grow with legalization.

According to *Arcview Market Research*, North American consumers spent $6.7 billion on legal cannabis products, which is up 34% from 2015. *Arcview* estimates that by 2021, the legal cannabis market will be worth $22.6 billion. The research report also notes that very few consumer industries earn $5 billion in annual revenue with 25% compound annual growth the following five years. *Arcview* estimates that this high growth rate will continue past 2021 as states will still be passing legalization laws and federal legalization is also expected in that time period.

Marijuana Business Daily predicts that the economic impact of the U.S cannabis industry will be between $47.6 and $68.4 billion by 2020. As shown in their chart below, the economic impact of cannabis in 2016 was only $16-$18 billion, which shows huge potential for the impact the cannabis market will have on the U.S economy.



Chart of the Week
Marijuana Business Daily
Marijuana Legalization by State
States with Recreational Marijuana Laws
States with Medical Marijuana Laws
Key Statistics
59.3%
of the U.S. population now lives in a state where marijuana has been legalized
29 states plus Washington DC have medical marijuana laws ...
19 plus Washington DC have operating dispensaries
8 states plus Washington DC have recreational marijuana laws ...
4 with operating retail stores
Source: Marijuana Business Daily, U.S. Census Bureau
© 2016 Marijuana Business Daily, a division of Anne Holland Ventures Inc. All rights reserved.

Chart of the Week
Marijuana Business Daily
Portion of Revenue-Generating Cannabis Businesses That Are Profitable

	Very Profitable	Modestly Profitable	Break-Even	Losing Some Money	Losing A Lot Of Money
Medical Dispensaries/ Recreational Stores	18%	41%	29%	11%	1%
Infused Product Manufacturers	27%	27%	37%	7%	2%
Wholesale Cultivators	29%	31%	28%	10%	2%
Ancillary Services Firms	42%	27%	17%	13%	2%
Ancillary Technology & Products Companies	18%	36%	21%	18%	8%

Portion Of Sector
1% 42%
Source: Marijuana Business Factbook 2016
© 2016 Marijuana Business Daily, a division of Anne Holland Ventures Inc. All rights reserved.

Team & Family



Join the Cartel, we welcome everyone. You can only go up from here.



2013

Smoke Cartel is founded with $600

Thread Cartel LLC (DBA Smoke Cartel) was formed in 2013, and became a wholly-owned subsidiary of Lemont, Inc. in 2017. Lemont, Inc. was formed in August 2014.

2014

YEAR 1: Gross Revenue: $560,000, Net Revenue $152,554

First full year of operations of Thread Cartel, LLC.

2015

YEAR 2: Gross Revenue $2,598,971, Net Revenue $481,507

2016

Acquisition of UPC Distribution

UPC Distribution was rebranded as Glassheads Wholesale and became the wholesale division of Smoke Cartel.

2016

YEAR 3: Gross Revenue $4,735,441, Net Revenue $402,047

2017

Acquisition of Early Bird Distribution

Acquired Early Bird Distribution and all of its brands, including the HeadyPet line, allowing us to expand into the pet market.

2017

YEAR 4 Gross Revenue $5,895,040, EBIT $46,792, Net Revenue ($59,522)

In the Press







Leafly Connect savannahnow

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Meet Our Team





Sean Geng

Executive Chairman (Director) and COO

Sean Geng is the Executive Chairman, Chief Operating Officer and director of Smoke Cartel. Mr. Geng co-founded Smoke Cartel in January 2013 and has acted as CEO for the past four years. In January 2013, Mr. Geng also founded and owned Kryptotrader, a cryptocurrency denominated securities trading and tracking platform. He sold the company after acting as CEO and CTO for one year. From May 2013 to September 2013, Mr. Geng worked as a Developer at Powered Analytics, a predictive analytics company in Pittsburgh that was acquired by Target Corporation. From January 2011 to January 2013, Mr. Geng served as Creative Director of Pixelmess, a full service design studio. He also studied Advertising at the Savannah College of Art and Design. Besides his managing position in Smoke Cartel. Mr. Geng is also a member of 13 Bricks Clothing's advisory board (part-time).



Darby Cox

CEO and Chairman (Director)

Darby Cox is the Chief Executive Officer, Chairman and director of Smoke Cartel. Ms. Cox co-founded Smoke Cartel in January 2013 and has acted as Operations Manager for the past four years. Ms. Cox also leads the local Reform Georgia chapter, a group of activists organizing and working for the reform of local drug laws in the City of Savannah. Ms. Cox also previously founded the terrarium company SproutSouth in January 2014 and ran the company for a year (and no longer holds this position). Prior to this, Ms. Cox attended Savannah College of Art and Design and studied Service Design.





Charles Bowen

Member of the Board of Directors (Director)

Bowen is a local business attorney who focuses on commercial and entertainment law based out of Savannah, Georgia. He attended Mercer University and graduated from Georgetown University Law Center in 1995. Bowen has served as CEO of Bowen Law Group since 2012 and was named "Business Advocate of the Year" in 2015 by the Savannah Morning News. Bowen has served as a Director of Smoke

Cartel since June 2018. Bowen also currently serves on the Board of Directors for Goodwill Southeast Georgia as of May 2018. He served on the Board of Directors for Savannah Downtown Business Association from February 2016 to February 2018 and on the Board of Directors for Chatham Area Transit Business Advisory Council from October 2014 to October 2016. He also served on the Board of Directors for S Bank Business Advisory Council from January 2015 to January 2017. He is also CEO of Southern Gateway Production Services, LLC and has held this position since December 2016.

Offering Summary

Maximum 713,330* shares of common stock ($1,069,995.00)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 6,666 shares of common stock ($9,999)

Company	Smoke Cartel, Inc.
Corporate Address	1313 Rogers St Savannah, GA 31415
Description of Business	Online retailer and wholesaler in the smoking accessories industry
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$100.50

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Smoke Cartel, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $150.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense that is for the purposes of inter-company debt or back payments.

> Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

DARBY: "Greetings. I'm Darby Cox, co-founder and CEO of popular online headshop SmokeCartel.com"

"In 2014, my partner, Sean Geng, and I, started this company with just six hundred bucks in our living room. Five years later, that six hundred became nearly six million. Now? We're on the verge of world domination."

SEAN: "Our mission? To create a meaningful experience for cannabis consumers of all ages, backgrounds and expertise - all the while leading the way in innovation.

SEAN: We've also created a pretty significant wholesale division...

I mean, if you consider manufacturing, supplying thousands of retail stores with our name brand products, and offering dropshipping and 3PL services "significant."

DARBY: We've also developed several in-house brands, each one created with the diversity of our customer base in mind.

SEAN: We strive to serve each and every consumer, not just the stereotypes.We start by placing great value in our team and our community.

DARBY: We believe in decriminalization on ALL levels - because we believe in justice for all, not just for some.

SEAN: We're proud to be creating jobs in manufacturing, logistics and the tech industry...

DARBY: ...as well as employing local artists to create some of our most popular products. How's it going, guys?

DARBY: As you can see, we have a lot happening—and a lot to look forward to— here at Smoke Cartel.

SEAN: We hope you'll come along for the ride.

Made with love from Smoke Cartel

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